As filed with the Securities and Exchange Commission on January 31, 2002

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------
                                   SCHEDULE TO
                                 (RULE 14d-100)
                TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
                 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              HCB BANCSHARES, INC.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                          HCB BANCSHARES, INC. - ISSUER

 Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   40413N 10 6
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                      (CUSIP Number of Class of Securities)

                                Cameron D. McKeel
                              HCB Bancshares, Inc.
                               237 Jackson Street,
                             Camden, Arkansas 71701
                                 (870) 836-6841
--------------------------------------------------------------------------------
  (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   Copies to:

                           Gary R. Bronstein, Esquire
                           Joel E. Rappoport, Esquire
                Stradley Ronon Housley Kantarian & Bronstein, LLP
                             1220 19th Street, N.W.
                                    Suite 700
                             Washington, D.C. 20036
                                 (202) 822-9611

                                January 31, 2002
--------------------------------------------------------------------------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction valuation*                            Amount of filing fee
$5,573,523.50                                     $512.76

--------------------------------------------------------------------------------

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 377,866 shares at the maximum tender offer price of $14.75 per share.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    N/A                     Filing Party:     N/A
Form or Registration No.:  N/A                     Date Filed:       N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  [ ]  third-party tender offer subject to Rule 14d-1.
  [ ]  going-private transaction subject to Rule 13e-3.
  [X]  issuer tender offer subject to Rule 13e-4.
  [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in "Summary" of the Offer to Purchase, filed herewith as Exhibit 1 (the "Offer to Purchase"), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The issuer of the securities to which this Schedule TO relates is HCB Bancshares, Inc., an Oklahoma corporation ("HCB Bancshares"), and the address of its principal executive office, and its mailing address, is 237 Jackson Street, Camden, Arkansas 71701. The telephone number of HCB Bancshares at its principal executive offices is (870) 836-6841.

     (b) This Schedule TO relates to the offer by HCB Bancshares commencing on January 31, 2002, to purchase up to 377,866 shares (the "Shares"), or such lesser number of shares as are properly tendered, of its common stock, $0.01 par value per share. As of January 30, 2002, 1,889,329 Shares were outstanding.

     (c) The information set forth in "Section 8, Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The name, business address and telephone number of HCB Bancshares, the person filing this Schedule TO, are set forth in Item 2(a) above, which information is incorporated herein by reference. HCB Bancshares is the subject company.

     The name and business address of each director and executive officer of HCB Bancshares are listed below:

         DIRECTORS:
         ---------------------------------------------------------------
         Vida H. Lampkin                   Cameron D. McKeel
         Chairman of the Board             President and Chief Executive Officer
         237 Jackson Street, S.W.          of HCB Bancshares and HEARTLAND
         Camden, Arkansas 71701            Community Bank (the "Bank"), a wholly
                                           owned subsidiary of HCB Bancshares
                                           237 Jackson Street, S.W.
                                           Camden, Arkansas 71701


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

         Bruce D. Murry                            Carl E. Parker, Jr.
         237 Jackson Street, S.W.                  237 Jackson Street, S.W.
         Camden, Arkansas 71701                    Camden, Arkansas 71701

         Clifford O. Steelman                      F. Michael Akin
         237 Jackson Street, S.W.                  237 Jackson Street, S.W.
         Camden, Arkansas 71701                    Camden, Arkansas 71701

         John G. Rich
         237 Jackson Street, S.W.
         Camden, Arkansas 71701


         EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS:
         ---------------------------------------------------------------

         William C. Lyon                           Paula J. Bergstrom
         Senior Vice President of HCB Bancshares;  Senior Vice President
         Senior Vice President and                 Administration and Secretary
         Chief Lending Officer of the Bank         of HCB Bancshares and the
         237 Jackson Street, S.W.                  Bank
         Camden, Arkansas 71701                    237 Jackson Street, S.W.
                                                   Camden, Arkansas 71701


         Scott A. Swain
         Senior Vice President and Chief Financial Officer of HCB Bancshares and the Bank 237 Jackson Street, S.W.
         Camden, Arkansas 71701


ITEM 4. TERMS OF THE TRANSACTION.

     (a)-(b) The information set forth in "Summary" and "Section 1, Number of Shares; Proration," "Section 16, Extension of Tender Period; Termination; Amendments," "Section 4, Withdrawal Rights," "Section 3, Procedure for Tendering Shares," "Section 9, Purpose of the Offer; Certain Effects of the Offer," and "Section 15, Federal Income Tax Consequences" of the Offer to Purchase is incorporated herein by reference.


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
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (e) The information set forth in "Section 12, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS AND PROPOSALS.

     (a)-(b) The information set forth in "Summary" and "Section 9, Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Section 12, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.


ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a), (b) and (d) The information set forth in "Section 11, Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in "Section 12, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED, OR USED.

     The information set forth in "Summary" and "Section 17, Solicitation Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

     Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     (a) The information set forth in "Section 12, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares," "Section 13, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" and "Section 14, Legal Matters; Regulatory Approvals" of the Offer to Purchase are incorporated herein by reference.

     (b) Not applicable.


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

ITEM 12. EXHIBITS.

99(a)(1)(A)       Form of Offer to Purchase, dated January 31, 2002 and form of
                  Letter of Transmittal, including the Certification of Taxpayer
                  Identification Number on Form W-9 and Notice of Guaranteed
                  Delivery.

99(a)(1)(B)       Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees; form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and
                  Other Nominees, including the Instruction Form; form of Letter to Stockholders of the Company, dated January 31, 2002, from Cameron D. McKeel, President and Chief Executive Officer of the Company.

99(a)(2) -        Not applicable.
  (a)(4)

99(a)(5) Form of Memorandum, dated January 31, 2002, to the Company's employees; form of Question and Answer Brochure; text of Press Release issued by the Company, dated January 31, 2002; and text of Press Announcement to be published in local and regional newspapers on or after January 31, 2002.

99(b)             Not applicable.

99(d)(1) Standstill Agreement dated August 29, 2001, by and among HCB Bancshares, Inc., Stilwell Value Partners IV, L.P.,
                  Stilwell Associates, L.P., Stilwell Value LLC, and Joseph Stilwell and John G. Rich. (Incorporated herein by reference to Exhibit 99.2 to HCB Bancshares' Current Report on
                  Form 8-K filed on September 5, 2001.)

99(d)(2) Employment Agreements by and between Heartland Community Bank and Vida H. Lampkin and Cameron D. McKeel. (Incorporated herein by reference to Exhibit 10.3(a) to HCB Bancshares' Registration Statement on Form SB-2 filed on December 31, 1996 (File No. 333-19093)).

99(d)(3)          Employment  Agreements  by and between HCB  Bancshares,  Inc.
                  and Vida H. Lampkin and Cameron D. McKeel. (Incorporated herein by reference to Exhibit 10.3(b) to HCB Bancshares' Annual Report on Form 10-K for the year ending June 30, 2000 (File No. 0-22423)).

99(g)             Not applicable.

99(h)             Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.


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
                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2002                      HCB BANCSHARES, INC.



                                      By: /s/ Cameron D. McKeel
                                          --------------------------------------
                                          Cameron D. McKeel
                                          President and Chief Executive Officer




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